UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 2011

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)
Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
                                        ☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

As previously disclosed, at the 2011 Annual General Meeting of Shareholders of Rosetta Genomics Ltd. (the “Company”) to be held on July 6, 2011, the Company is putting before its shareholders a proposal to authorize a consolidation of the Company’s Ordinary Shares into a smaller number of shares with a greater nominal (par) value per share in order to effect a 4-for-1 reverse split of the Ordinary Shares (the “Reverse Split”). If a quorum is not present at the meeting, the meeting will be adjourned to July 13, 2011.

Assuming the proposal to authorize the Reverse Split is approved by the Company’s shareholders at the Annual General Meeting (or any adjournment thereof), in accordance with Israeli law, the Reverse Split will be effective at the time of such shareholder approval.

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203 and 333-172655.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 15, 2011	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz General Counsel